# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Archer Aviation Inc., CIK 0001824502
CUSIP: 03945R102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 190 WEST TASMAN DRIVE, SAN JOSE, California (CA), 95134
Date of event which requires filing of this statement: 01/03/2026
Filed by CIK 0001605484
Persons authorized to receive notices and communications: Giorgio Fossati, TAURUSAVENUE 1, HOOFDDORP, Netherlands (P7), 2132LS, 31 237001511

## Reporting persons
- Stellantis N.V. (CIK 0001605484): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF), working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 69,658,043; shared voting power 8,577,024; sole dispositive power 69,658,043; shared dispositive power 8,577,024; aggregate amount beneficially owned 78,235,067 (10.4% of the class)
- FCA US LLC (CIK 0001513153): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FCA NORTH AMERICA HOLDINGS LLC (CIK 0001518840): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FCA FOREIGN SALES HOLDCO LTD. (CIK 0001980653): type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SFS UK 1 LTD. (CIK 0001980514): type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STELLANTIS EUROPE S.P.A. (CIK 0001978738): type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); source of funds: working capital (WC); sole voting power 0; shared voting power 8,577,024; sole dispositive power 0; shared dispositive power 8,577,024; aggregate amount beneficially owned 8,577,024 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Archer Aviation Inc.
Address of issuer's principal executive offices: 190 WEST TASMAN DRIVE, SAN JOSE, California (CA), 95134

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover pages and Item 3 above. The percentage calculations herein are based upon the statement in the Issuer's quarterly report on Form 10-Q, as filed with the SEC on November 6, 2025, that there were 651,341,543 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2025, and also take into account (i) the 81,250,000 shares of Class A common stock issued pursuant to a securities purchase agreement entered into by the Issuer on November 6, 2025, (ii) the 1,517,618 shares of Class A Common Stock issued pursuant to a license agreement entered into by the Issuer with certain licensing parties on November 24, 2025, (iii) the 751,879 shares of Class A Common Stock issuable to Stellantis by the Issuer pursuant to the December Subscription Agreement, (iv) the 1,671,202 shares of Class A Common Stock issuable upon exercise of the FCA US Warrant, (v) the 1,077,024 shares of Class A Common Stock issuable upon exercise of the FCA Italy Warrant and (vi) the 15,000,000 shares of Class A Common Stock issuable upon exercise of the Stellantis Warrant.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the cover pages and Item 3 above. The percentage calculations herein are based upon the statement in the Issuer's quarterly report on Form 10-Q, as filed with the SEC on November 6, 2025, that there were 651,341,543 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2025, and also take into account (i) the 81,250,000 shares of Class A common stock issued pursuant to a securities purchase agreement entered into by the Issuer on November 6, 2025, (ii) the 1,517,618 shares of Class A Common Stock issued pursuant to a license agreement entered into by the Issuer with certain licensing parties on November 24, 2025, (iii) the 751,879 shares of Class A Common Stock issuable to Stellantis by the Issuer pursuant to the December Subscription Agreement, (iv) the 1,671,202 shares of Class A Common Stock issuable upon exercise of the FCA US Warrant, (v) the 1,077,024 shares of Class A Common Stock issuable upon exercise of the FCA Italy Warrant and (vi) the 15,000,000 shares of Class A Common Stock issuable upon exercise of the Stellantis Warrant.
Transactions in the class effected during the past sixty days:
On January 3, 2025, Tranche 2 of the Stellantis Warrant became vested and exercisable. Upon exercise of Tranche 2 of the Stellantis Warrant, 5,000,000 shares of Class A Common Stock are issuable to Stellantis at an exercise price of $0.01per share.

On May 27, 2025, Stellantis purchased the FCA US Warrant from FCA US in exchange for cash consideration. As of such date, FCA US, FCA NAH, FCA FSH and SFS UK ceased to beneficially own Class A Common Stock.

On January 3, 2026, Tranche 3 of the Stellantis Warrant became vested and exercisable. Upon exercise of Tranche 3 of the Stellantis Warrant, 5,000,000 shares of Class A Common Stock are issuable to Stellantis at an exercise price of $0.01per share.
Other persons with the right to receive dividends or sale proceeds: Pursuant to the Forward Purchase Agreement, so long as Stellantis or its affiliates beneficially own Class A Common Stock equal to at least 12.5% of the Issuer's outstanding Class A Common Stock, it will have the right to nominate one individual for election to the Board as a Class II director at the Issuer's annual meeting of stockholders to occur in 2026 through the date of the Issuer's annual meeting of stockholders in 2029. Thus, so long as Stellantis' designated director remains on the Issuer's board, such director will participate in any board decisions regarding the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Stellantis N.V.: /s/ Giorgio Fossati, Giorgio Fossati/General Counsel (01/06/2026)
- FCA US LLC: /s/ Giorgio Fossati, Giorgio Fossati/Attorney-in-Fact (01/06/2026)
- FCA NORTH AMERICA HOLDINGS LLC: /s/ Giorgio Fossati, Giorgio Fossati/Attorney-in-Fact (01/06/2026)
- FCA FOREIGN SALES HOLDCO LTD.: /s/ Giorgio Fossati, Giorgio Fossati/Attorney-in-Fact (01/06/2026)
- SFS UK 1 LTD.: /s/ Giorgio Fossati, Giorgio Fossati/Attorney-in-Fact (01/06/2026)
- STELLANTIS EUROPE S.P.A.: /s/ Giorgio Fossati, Giorgio Fossati/Attorney-in-Fact (01/06/2026)